SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                        CONSTELLATION ENERGY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210371100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       MidAmerican Energy Holdings Company
--------------------------------------------------------------------------------
                            Attn: Douglas L. Anderson
                              1111 South 103 Street
                                    7th Floor
                              Omaha, NE 68124-1000
                                 (402) 231-1642
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 Peter J. Hanlon
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 21, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 210371100
---------------------------                              -----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MIDAMERICAN ENERGY HOLDINGS COMPANY
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              17,223,322  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.65%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 210371100
---------------------------                              -----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MEHC INVESTMENT, INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            South Dakota
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              17,223,322  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.65%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 210371100
---------------------------                              -----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            BERKSHIRE HATHAWAY INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              17,223,322  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.65%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 210371100
---------------------------                              -----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            WARREN E. BUFFETT
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              17,223,322  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            17,223,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.65%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2008 (the "Schedule 13D"), relating to the shares of common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer"), with principal executive offices at 100 Constellation Way, Baltimore, Maryland 21202, and constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D. This Amendment No. 1 is being filed in order to add Berkshire Hathaway Inc., a Delaware corporation ("Berkshire") and Mr. Warren E. Buffett ("Mr. Buffett") as "Reporting Persons", which is consistent with the past practice of Berkshire and Mr. Buffett with respect to direct and indirect subsidiaries of Berkshire. It also updates the previously reported information as to the Reporting Persons' beneficial ownership of Common Stock as of January 22, 2009. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D. Except as expressly set forth herein, and giving effect to the amended definition of Reporting Persons set forth herein, there have been no changes to the information set forth in the
Schedule 13D.

Item 2.   Identity and Background

     Item 2 is hereby amended and restated in its entirety as set forth below:

     This statement on Schedule 13D is filed on behalf of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), MEHC Investment, Inc., a South Dakota corporation and a wholly owned subsidiary of MEHC ("MEHC Investment"), Berkshire and Mr. Buffett (Mr. Buffett, together with MEHC, MEHC Investment and Berkshire, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement between the Reporting Persons to file jointly is attached hereto as Exhibit 99.2 and is incorporated herein by reference in its entirety. The address of the principal business office of MEHC is 666 Grand Avenue, Suite 500, Des Moines, Iowa 50309-2580, of MEHC Investment is 335 Sioux Point Road, Suite 100, Dakota Dunes, SD 57049, and of Berkshire and Mr. Buffett is 1440 Kiewit Plaza, Omaha, NE 68131.

     The principal business of MEHC is to serve as a holding company that owns subsidiaries that are principally engaged in energy businesses. The principal business of MEHC Investment is to hold investments made from time to time. As of the close of business on January 21, 2009, Berkshire owned 88.2% of the voting common stock of MEHC. The principal business of Berkshire is to serve as a holding company that owns subsidiaries engaged in a number of diverse business activities including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, services and retailing. The names, business addresses, citizenships and present principal occupations or employment of Mr. Buffett and each executive officer and director of each of the other Reporting Persons are set forth on Annex A to the Schedule 13D. Annex A to the Schedule 13D is hereby supplemented as attached hereto.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) through 5(e) are hereby amended and restated in their entirety as set forth below:

     (a) As of January 22, 2009, MEHC and MEHC Investment each beneficially own an aggregate of 17,223,322 shares of Common Stock held directly by MEHC Investment, constituting approximately 8.65% of the outstanding shares of Common Stock.

     Mr. Buffett may be deemed to control Berkshire, which controls MEHC. Berkshire owns 88.2% of the voting common stock of MEHC. Thus, Berkshire and Mr. Buffett may also be considered to beneficially own the shares of Common Stock held by MEHC Investment.

     None of the Reporting Persons nor to the knowledge of the Reporting Persons, any other person named in Annex A of the Schedule 13D, own any shares of the Issuer other than as set forth herein.

     (b) Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 17,223,322 shares of Common Stock.

     (c) Annex B hereto sets forth certain information with respect to transactions in the Common Stock by any of the Reporting Persons since the filing of the Schedule 13D. All such transactions were sales effected in the open market.

     (d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby supplemented by adding thereto the following information with respect to Berkshire and Mr. Buffett:

     Except as set forth in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among Berkshire or Mr. Buffett and any of the Reporting Persons or any of the persons named in Annex A of the
Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

     Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit            Description
-------            -----------

99.2 Amended and Restated Joint Filing Agreement, dated as of January 22, 2009, by and among the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct

Dated:  January 22, 2009


                              MidAmerican Energy Holdings Company


                              By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:  Douglas L. Anderson
                                   Title: Senior Vice President, General
                                          Counsel and Corporate Secretary



                              MEHC Investment, Inc.


                              By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:   Douglas L. Anderson
                                   Title:  Vice President and Secretary



                              Berkshire Hathaway Inc.


                              By:  /s/ Marc D. Hamburg
                                   ---------------------------------------------
                                   Name:   Marc D. Hamburg
                                   Title:  Senior Vice President



                              /s/ Warren E. Buffett
                              --------------------------------------------------
                              Warren E. Buffett

                                     ANNEX A

Annex A to the Schedule 13D is hereby supplemented by adding thereto the following information with respect to Berkshire Hathaway Inc.:

The state of organization, address of the principal business office, and principal business of Berkshire Hathaway Inc. are listed below.

                             Berkshire Hathaway Inc.

------------------------ ------------------------ ------------------------------
STATE OF ORGANIZATION    BUSINESS ADDRESS         PRINCIPAL BUSINESS
------------------------ ------------------------ ------------------------------
Delaware                 Berkshire Hathaway Inc., The principal business of
                         1440 Kiewit Plaza,       Berkshire Hathaway Inc. is to
                         Omaha, Nebraska 68131    serve as a holding company
                                                  that owns subsidiaries engaged
                                                  in a number of diverse
                                                  business activities including
                                                  property and casualty
                                                  insurance and reinsurance,
                                                  utilities and energy, finance,
                                                  manufacturing, services and
                                                  retailing.
------------------------ ------------------------ ------------------------------

                                                  Annex B

                         (Transactions by the Reporting Persons in Common Stock
                                        since December 29, 2008)

---------------------------- ------------------------- ----------------------- -------------------------
     Reporting Person                  Date                    Shares              Price Per Share
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 1/6/09                  (48,300)                   $26.61
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 1/8/09                  (93,500)                   $26.55
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 1/9/09                 (200,000)                   $26.66
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/12/09                 (300,000)                   $27.11
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/13/09                 (231,500)                   $27.32
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/14/09                 (238,200)                   $26.89
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/15/09                 (270,900)                   $27.13
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/16/09                 (325,000)                   $27.55
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/20/09                 (243,700)                   $27.03
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/21/09                 (262,500)                   $26.82
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/22/09                 (460,400)                   $27.06
---------------------------- ------------------------- ----------------------- -------------------------
